

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-4546

DIVISION OF
CORPORATION FINANCE

February 14, 2012

Ms. Diane Dalmy
8965 W. Cornell Place
Lakewood, Colorado 80227

Re: Endeavor Power Corp. (the "Company")
        File No. 0-52534

Dear Ms. Dalmy:

In your letter of February 13, 2012, you request, on behalf of the Company, that the staff waive the requirement to provide the inception-to-date cumulative financial data on an audited basis in the Company's annual financial statements included in its Form 10-K for the year ended December 31, 2010. In the Company's 2009 Form 10-K, we note that the Company's predecessor auditor (Ronald R. Chadwick, P.C.) expressed an opinion on the inception-to-date cumulative financial data through December 31, 2009. With regard to information included in the Company's 2010 Form 10-K, we note the following:

- The filing includes the predecessor auditor's opinion on the Company's financial statements as of and for the year ended December 31, 2009.
- The predecessor auditor's opinion is silent with respect to the inception-to-date cumulative financial data through December 31, 2009.
- The current auditor's opinion refers to the Company's financial statements as of and for the year ended December 31, 2010, with no mention of the 2010 inception-to-date cumulative financial data.
- The current auditor's opinion makes reference to the report of other auditors with respect to the 2009 inception-to-date cumulative financial data.
- The financial statements include a separate column for the inception-to-date cumulative financial data through December 31, 2010, with no designation that those amounts are "unaudited."

Based on the information provided in your letter and our observations noted above, we are unable to grant your request. Since the Company's predecessor auditor opined on the inception-to-date cumulative financial data as of December 31, 2009 in a prior filing on Form 10-K, we do not understand why he is unable to reissue that opinion in connection with the 2010 Form 10-K. Your letter does not appear to address this specifically. Unless you provide us with additional facts for us to consider in this matter, the Company should undertake necessary steps to file an amended 2010 Form 10-K with audited cumulative financial data through December 31, 2010. In this regard, if the Company's current auditor wishes to rely on the audit work of the predecessor auditor, the Company should work with its current and predecessor auditors to enable it to file an amended 2010 Form 10-K with the following revised audit reports:

a) The predecessor auditor's report should include within its scope the inception-to-date cumulative financial data as of December 31, 2009, and

b) The current auditor's report should include within its scope the inception-to-date cumulative financial data as of December 31, 2010, while making reference to the work of other auditors.

Alternatively, the current auditor should perform sufficient audit procedures to enable him to opine on the inception-to-date cumulative financial data as of December 31, 2010 without relying on the predecessor auditor.

The staff's conclusion is based solely on the information provided in your letter and other information summarized above. Different or additional material facts could result in a different conclusion. If you have any questions concerning this matter, please call me at (202) 551-3400.

Sincerely,

Joel K. Levine
Associate Chief Accountant